SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.  20549

                   ____________________________________________________

                                       SCHEDULE 13D

                                     (Amendment No. 6)

                         Under the Securities Exchange Act of 1934


                                   DISCOVERY ZONE, INC.
                                     (Name of Issuer)

                          Common Stock, Par Value $.01 Per Share
                              (Title of Class of Securities)

                                        25468B 10 7
                                      (CUSIP Number)

                                 Philippe P. Dauman, Esq.
                                        Viacom Inc.
                                       1515 Broadway
                                 New York, New York  10036
                                 Telephone: (212) 258-6000
                          (Name, Address and Telephone Number of
                         Person Authorized to Receive Notices and
                                      Communications)

                                         Copy to:

                               Creighton O' M. Condon, Esq.
                                    Shearman & Sterling
                                   599 Lexington Avenue
                                    New York, NY 10022
                                Telephone:  (212) 848-4000

                                      April 17, 1995
                  (Date of Event which Requires Filing of this Statement)

                         ========================================

               If the filing person has previously filed a statement on
               Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
               Check the following box if a fee is being paid with this statement [ ].

               CUSIP No. 25468B 10 7
               (1)  Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person

                       VIACOM INC.
                     -----------------------------------------------------------

                       I.R.S. Identification No. 04-2949533
                     -----------------------------------------------------------


               (2) Check the Appropriate Box if a Member of Group (See Instructions)

               [ ]  (a)
                         ----------------------------------------
               [ ]  (b)
                         ----------------------------------------


               (3)  SEC Use Only
                                 ------------------------------------------

                    -------------------------------------------------------

               (4)  Sources of Funds (See Instructions)
                                                        -------------------

                    -------------------------------------------------------

               (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

                    -------------------------------------------------------

               (6)  Citizenship or Place of Organization    Delaware
                                                         ------------------

                    -------------------------------------------------------

                Number of   (7)    Sole Voting Power
                                                    ----------------------------
                 Shares
                            ----------------------------------------------------
               Beneficially (8)    Shared Voting Power       24,220,354
                                                      --------------------------
               Owned by
                            ----------------------------------------------------
                  Each      (9)    Sole Dispositive
               Power
                            ----------------------------------------------------
               Reporting
                            ----------------------------------------------------
                 Person     (10)  Shared Dispositive Power       24,220,354
                                                           ---------------------
                   With
               ----------   ----------------------------------------------------

               (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                24,220,354
                             ---------------------------------------------------

               (12) Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions)
                                              ----------------------------------

                    ------------------------------------------------------------
               (13) Percent of Class Represented by Amount in Row (11)
                                                                      ----------
                        49.6%
                     -----------------------------------------------------------

               (14) Type of Reporting Person (See Instructions)   CO
                                                               -----------------

                    ------------------------------------------------------------

               CUSIP No. 25468B 10 7

               (1)  Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person

                                   SUMNER M. REDSTONE
                    ------------------------------------------------------------
                                   S.S. No.
                    ------------------------------------------------------------

               (2) Check the Appropriate Box if a Member of Group (See Instructions)

               [ ]  (a)
                         ---------------------------------------------
               [ ]  (b)
                         ---------------------------------------------


               (3)  SEC Use Only
                                ------------------------------------------------

                    ------------------------------------------------------------
               (4)  Sources of Funds (See Instructions)
                                                        ------------------------

                    ------------------------------------------------------------

               (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
                                                   -----------------------------

               (6)  Citizenship or Place of Organization   United States
                                                        ------------------------

                    ------------------------------------------------------------

                Number of   (7)    Sole Voting Power
                                                     ---------------------------
                 Shares
                            ----------------------------------------------------
               Beneficially  (8)   Shared Voting Power         24,220,354
                                                       -------------------------
               Owned by
                            ----------------------------------------------------
                 Each       (9)    Sole Dispositive Power
                                                         -----------------------
                Reporting
                               -------------------------------------------------

                Person      (10)  Shared Dispositive Power       24,220,354
                                                          ----------------------
                  With
               ----------             ------------------------------------------

               (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                         24,220,354
                    ------------------------------------------------------------

               (12) Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions)
                                             -----------------------------------

                    ------------------------------------------------------------

               (13) Percent of Class Represented by Amount in Row (11)
                                                                      ----------
                        49.6%
                     -----------------------------------------------------------

               (14) Type of Reporting Person (See Instructions)             IN
                                                               -----------------

                    ------------------------------------------------------------

          This Amendment No. 6 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 3, 1993, as amended (the "Statement") by Sumner M. Redstone and Viacom Inc. ("Viacom"). This Amendment No. 6 is filed with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of Discovery Zone, Inc., a Delaware corporation (the "Issuer"), with its principal offices located at 205 North Michigan Avenue, Chicago, Illinois 60601. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby amended and supplemented to reflect changes in the directors and executive officers of Viacom as set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

          (i)       name;

          (ii)      business address (or residence where indicated); and

          (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          All of the directors and executive officers of Viacom are citizens of the United States.

          During the last five years, neither Viacom nor any person named in
Schedule I attached hereto (including Sumner M. Redstone) has been convicted in a criminal proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 of the Statement is hereby amended and supplemented as follows:

          Viacom and Blockbuster Entertainment Group, a division of Viacom ("Blockbuster"), have entered into a five-year Management Services Agreement dated April 17, 1995 (the "Management Services Agreement") with the Issuer. Blockbuster has agreed to assume the management of the operational and administrative functions of the Issuer, subject to certain closing conditions. Blockbuster will be reimbursed for the costs and expenses incurred in the provision of management services to the Issuer, and the Issuer will issue to Viacom, on the effective date of the Management Services Agreement, warrants (the "Warrants") to purchase an aggregate of 473,463 shares of a new class of noncumulative convertible voting participating preferred stock (the "Preferred Stock") of the Issuer.

          The Warrants will be divided into three classes, Series A Warrants, Series B Warrants and Series C Warrants, which will be exerciseable for an equal number of shares of Preferred Stock, will vest on the first, second and third anniversaries of the effective date of the Management Services Agreement and, except under certain circumstances, will not be exercisable until December 16, 1998. Each share of Preferred Stock issuable upon exercise of the Warrants will have a liquidation preference of $.10 per share, will be entitled to noncumulative dividends in an amount equal to the greater of (x) 5% of the liquidation preference per share, when, as and if declared by the board of directors of the Issuer and (y) a pro rata share of the dividends paid with respect to the Common Stock (based on the number of shares of Common Stock the Preferred Stock is convertible into), will vote with the Common Stock as one class on all matters submitted to the stockholders of the Issuer (based on the number of shares of Common Stock the Preferred Stock is convertible into) and will automatically convert into 24 shares of Common Stock, subject to adjustment, immediately but only following a sale of the Preferred Stock to a person unaffiliated with Viacom. The exercise prices for the Series A Warrants, Series B Warrants and Series C Warrants per share of the Common Stock into which the Preferred Stock is convertible are $10.375, $11.931 and $14.317, respectively.

          In addition, the non-Viacom directors of the Issuer other than Donald
F. Flynn have agreed to resign on the effective date of the Management Services Agreement and the Issuer's current directors have agreed to cause nominees designated by Viacom to be appointed to Issuer's board of directors. Donald
F. Flynn has resigned as Chief Executive Officer of the Issuer and Steven R. Berrard, the Chief Executive Officer of Blockbuster, has been appointed interim Chief Executive Officer of the Issuer.

          Pursuant to a Stock Purchase Agreement dated as of April 17, 1995 (the "Stock Purchase Agreement") among DKB, Inc., Kevin F. Flynn June, 1992 Non-Exempt Trust and Brian J. Flynn June, 1992 Non-Exempt Trust, as sellers (the "Sellers"), Donald F. Flynn, Kevin F. Flynn and Brian J. Flynn, as guarantors, and Viacom and its indirect wholly owned subsidiary Blockbuster Discovery Investment, Inc. ("BDI"), as purchasers (the "Purchasers"), subject to regulatory and other closing conditions, (i) Viacom, through BDI, has agreed to purchase 3,818,649 shares of Common Stock at a price of $6.50 per share from the Sellers, following the exercise by the Sellers of warrants to acquire shares of Common Stock, (ii) in order to allow the Purchasers to maintain their ownership percentage of Common Stock at 49.99%, the Sellers have agreed to grant to the Purchasers a two-year option to acquire up to 2,210,695 shares of Common Stock at a price equal to 75% of their market price; provided, however,
                                                            --------  -------
that such price shall never be less than $6.50 or more than $12.50 per share, and (iii) the Sellers have agreed to grant to the Purchasers a two-year right of first offer covering an additional 1,205,156 shares of Common Stock. Following the acquisition of the shares of Common Stock by the Sellers, upon exercise of their warrants, and the purchase of the 3,818,649 shares of Common Stock pursuant to the Stock Purchase Agreement, Viacom will own approximately 49% of the outstanding Common Stock, based upon the number of shares of Common Stock outstanding as of April 17, 1995.

          Pursuant to a letter agreement dated April 17, 1995 (the "Letter Agreement") among the Issuer, Blockbuster Family Fun, Inc. and Family Entertainment Centers, Inc., the Issuer has agreed to acquire, subject to regulatory and other conditions, the assets of two entertainment centers currently operated under the "Block Party" name and mark from subsidiaries of Viacom for the lesser of the cost of the entertainment centers and $15,000,000, payable in ten year subordinated notes of the Issuer.

          A copy of the press release issued by the Issuer on April 17, 1995 relating to the foregoing transactions, the Management Services Agreement, the Stock Purchase Agreement and the Letter Agreement are attached hereto as exhibits and are incorporated herein by reference.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------
          See Item 4 for information which may be required by this Item 5.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          See Item 4 for information which may be required by this Item 6.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------
A. Management Services Agreement dated April 17, 1995, among the Issuer, Blockbuster and Viacom.

B. Stock Purchase Agreement dated as of April 17, 1995 among DKB, Inc., Kevin F. Flynn June, 1992 Non-Exempt Trust and Brian J. Flynn June, 1992 Non-Exempt Trust, as sellers, Donald F. Flynn, Kevin F. Flynn and Brian J. Flynn, as guarantors, and Viacom and BDI, as purchasers.

C. Letter Agreement dated April 17, 1995 among the Issuer, Blockbuster Family Fun, Inc. and Family Entertainment Centers, Inc.

D.        Press release issued by the Issuer on April 17, 1995.

Signature
- ---------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


April 18, 1995                VIACOM INC.

                              By /s/ Michael D. Fricklas
                                ------------------------------------------------
                                Name:  Michael D. Fricklas
                                Title:   Senior Vice President
                                         and Deputy General Counsel

Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 18, 1995
                                                     *
                                   ---------------------------------------------
                                   Sumner M. Redstone, Individually

*By /s/ Philippe P. Dauman
    ------------------------------------------
   Philippe P. Dauman
   Attorney-in-Fact under the
   Limited Power of Attorney filed
   as Exhibit 99.2 to the Statement,
   Amendment No. 4.

                                                Schedule I

                                           Executive Officers

                                                                                   Name and Address
                                                                                  of Corporation or
                               Business or            Principal Occupation      Other Organization in
          Name              Residence Address            or Employment              Which Employed
          ----              -----------------            -------------              --------------
 Sumner M. Redstone*    Viacom Inc. and            Chairman of the Board of   National Amusements, Inc.
                        Viacom International Inc.  Viacom Inc. and Viacom     200 Elm Street
                        1515 Broadway              International Inc.;        Dedham, MA  02026
                        New York, NY  10036        Chairman of the Board      Viacom Inc. and
                                                   and President, Chief       Viacom International Inc.
                                                   Executive Officer of       1515 Broadway
                                                   National Amusements Inc.   New York, NY  10036

 H. Wayne Huizenga*     Blockbuster Entertainment  Vice-Chairman of the       Blockbuster Entertainment
                          Group                    Board of Viacom Inc. and     Group
                        One Blockbuster Plaza      Chairman of Blockbuster    One Blockbuster Plaza
                        Fort Lauderdale, FL        Entertainment Group;       Fort Lauderdale, FL  33301
                        33301                      Chairman of the Board of
                                                   Huizenga Holdings, Inc.

 Frank J. Biondi, Jr.*  Viacom Inc. and            President, Chief           Viacom Inc. and
                        Viacom International Inc.  Executive Officer of       Viacom International Inc.
                        1515 Broadway              Viacom Inc. and Viacom     1515 Broadway
                        New York, NY  10036        International Inc.         New York, NY  10036


 Vaughn A. Clarke       Viacom Inc. and            Sr. VP, Treasurer of       Viacom Inc. and
                        Viacom International Inc.  Viacom  Inc. and Viacom    Viacom International Inc.
                        1515 Broadway              International Inc.         1515 Broadway
                        New York, NY  10036                                   New York, NY  10036


 Philippe P. Dauman*    Viacom Inc. and            Executive VP, General      Viacom Inc. and
                        Viacom International Inc.  Counsel, Chief             Viacom International Inc.
                        1515 Broadway              Administrative Officer     1515 Broadway
                        New York, NY  10036        and Secretary of Viacom    New York, NY  10036
                                                   Inc. and Viacom
                                                   International Inc.

 Thomas E. Dooley       Viacom Inc. and            Executive VP, Finance,     Viacom Inc. and
                        Viacom International Inc.  Corporate Development      Viacom International Inc.
                        1515 Broadway              and Communications of      1515 Broadway
                        New York, NY  10036        Viacom  Inc. and Viacom    New York, NY  10036
                                                   International Inc.


 Carl Folta             Viacom Inc. and            Sr. VP, Corporate          Viacom Inc. and
                        Viacom International Inc.  Relations of Viacom Inc.   Viacom International Inc.
                        1515 Broadway              and Viacom International   1515 Broadway
                        New York, NY  10036        Inc.                       New York, NY  10036


 Michael D. Fricklas    Viacom Inc. and            Sr. VP, Deputy General     Viacom Inc. and
                        Viacom International Inc.  Counsel and Assistant      Viacom International Inc.
                        1515 Broadway              Secretary of Viacom Inc.   1515 Broadway
                        New York, NY  10036        and Viacom International   New York, NY  10036
                                                   Inc.
 ____________________
 *  Director



                                                                                   Name and Address
                                                                                  of Corporation or
                               Business or            Principal Occupation      Other Organization in
          Name              Residence Address            or Employment              Which Employed
          ----              -----------------            -------------              --------------
 Susan Gordon           Viacom Inc. and            VP, Controller and Chief   Viacom Inc. and
                        Viacom International Inc.  Accounting Officer of      Viacom International Inc.
                        1515 Broadway              Viacom Inc. and Viacom     1515 Broadway
                        New York, NY  10036        International Inc.         New York, NY  10036


 Rudolph L. Hertlein    Viacom Inc. and            Sr. VP of Viacom Inc.      Viacom Inc. and
                        Viacom International Inc.  and Viacom International   Viacom International Inc.
                        1515 Broadway              Inc.                       1515 Broadway
                        New York, NY  10036                                   New York, NY  10036

 Edward D. Horowitz     Viacom Inc. and            Sr. VP, Technology of      Viacom Inc. and
                        Viacom International Inc.  Viacom Inc. and Viacom     Viacom International Inc.
                        1515 Broadway              International Inc.;        1515 Broadway
                        New York, NY  10036        Chairman, Chief            New York, NY  10036
                                                   Executive Officer of
                                                   Viacom Interactive



 Henry Leingang         Viacom Inc. and            Sr. VP, Chief              Viacom Inc. and
                        Viacom International Inc.  Information Officer of     Viacom International Inc.
                        1515 Broadway              Viacom Inc. and Viacom     1515 Broadway
                        New York, NY  10036        International Inc.         New York, NY  10036

 William A. Roskin      Viacom Inc. and            Sr. VP, Human Resources    Viacom Inc. and
                        Viacom International Inc.  and Administration of      Viacom International Inc.
                        1515 Broadway              Viacom Inc. and Viacom     1515 Broadway
                        New York, NY  10036        International Inc.         New York, NY  10036

 George S. Smith, Jr.   Viacom Inc. and            Sr. VP, Chief Financial    Viacom Inc. and
                        Viacom International Inc.  Officer of Viacom Inc.     Viacom International Inc.
                        1515 Broadway              and Viacom International   1515 Broadway
                        New York, NY  10036        Inc.                       New York, NY  10036

 Mark M. Weinstein      Viacom Inc. and            Sr. VP, Government         Viacom Inc. and
                        Viacom International Inc.  Affairs of Viacom Inc.     Viacom International Inc.
                        1515 Broadway              and Viacom International   1515 Broadway
                        New York, NY  10036        Inc.                       New York, NY  10036


                                                Directors

 George S. Abrams       Winer & Abrams             Attorney, Winer & Abrams   Winer & Abrams
                        1 Court Street                                        1 Court Street
                        Boston, MA  02108                                     Boston, MA  02108


 Steven R. Berrard      Blockbuster Entertainment  President and Chief        Blockbuster Entertainment
                           Group                   Executive Officer of the      Group
                        One Blockbuster Plaza      Blockbuster                One Blockbuster Plaza
                        Fort Lauderdale, FL        Entertainment Group        Fort Lauderdale, FL  33301
                        33301



                                                                                   Name and Address
                                                                                  of Corporation or
                               Business or            Principal Occupation      Other Organization in
          Name              Residence Address            or Employment              Which Employed
          ----              -----------------            -------------              --------------
 William C. Ferguson    NYNEX Corporation          Chairman of the Board      NYNEX Corporation
                        335 Madison Avenue         and Chief Executive        335 Madison Avenue
                        New York, NY  10017        Officer of NYNEX           New York, NY  10017
                                                   Corporation

 George D. Johnson, Jr. Blockbuster Entertainment  President -- Domestic      Blockbuster Entertainment
                           Group                   Consumer Division of the      Group
                        One Blockbuster Plaza      Blockbuster                One Blockbuster Plaza
                        Fort Lauderdale, FL        Entertainment Group        Fort Lauderdale, FL  33301
                        33301
 Ken Miller             C.S. First Boston          Vice Chairman of C.S.      C.S. First Boston
                        Park Avenue Plaza          First Boston               Park Avenue Plaza
                        55 East 52nd Street                                   55 East 52nd Street
                        New York, NY 10055                                    New York, NY 10055

 Shari Redstone         National Amusements, Inc.  Executive Vice President   National Amusements, Inc.
                        200 Elm Street             of National Amusements,    200 Elm Street
                        Dedham, MA  02026          Inc.                       Dedham, MA  02026

 Brent D. Redstone      National Amusements, Inc.  Self-Employed
                        Showtime Networks Inc.
                        8101 East Prentice Ave.
                        Englewood, CO 80111

 Frederic V. Salerno    NYNEX Corporation          Vice Chairman--Finance     NYNEX Corporation
                        335 Madison Avenue         and Business Development   335 Madison Avenue
                        New York, NY  10017        of NYNEX Corporation       New York, NY  10017

 William Schwartz       Yeshiva University         VP for Academic Affairs    Yeshiva University
                        2495 Amsterdam Avenue      (chief academic officer)   2495 Amsterdam Avenue
                        New York, NY  10033        of Yeshiva University      New York, NY  10033





                                  Exhibit Index

Exhibit No.              Description                                    Page No.
- ----------               -----------                                --------

A. Management Services Agreement dated April 17, 1995, among the Issuer, Blockbuster and Viacom.

B. Stock Purchase Agreement dated as of April 17, 1995 among DKB, Inc., Kevin F. Flynn June, 1992 Non-Exempt Trust and Brian J. Flynn June, 1992 Non-Exempt Trust, as sellers, Donald F. Flynn, Kevin F. Flynn and Brian J. Flynn, as guarantors, and Viacom and BDI, as purchasers.

C. Letter agreement dated April 17, 1995 among the Issuer, Blockbuster Family Fun, Inc. and Family Entertainment Centers, Inc.

D.             Press release issued by the Issuer on April 17, 1995.